FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 24, 2004

SCITEX CORPORATION LTD.
(Translation of Registrant’s Name into English

3 Azrieli Center, Triangular Tower, Tel Aviv 67023, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]  Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes [   ]  No [X]

     Attached to the Registrant’s Form 6-K, and incorporated by reference herein, are the Registrant’s Notice of 2004 Annual General Meeting, Proxy Statement and Proxy Card, in connection with the annual general meeting of shareholders to be held on December 22, 2004.

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     SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCITEX CORPORATION LTD. (Registrant)
By: /s/ Yahel Shachar Name: Yahel Shachar Title: Chief Financial Officer

Dated: Wednesday, November 24, 2004

3

SCITEX CORPORATION LTD.

NOTICE OF 2004 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 22, 2004

Tel Aviv, Israel
November 24, 2004

To the Shareholders of Scitex Corporation Ltd. (“we”, “Scitex” or the “Company”):

     NOTICE IS HEREBY GIVEN that the 2004 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “meeting”) of Scitex will be held in the conference rooms of the IDB Group at 3 Azrieli Center, Triangular Tower, 41st Floor, Tel Aviv, Israel, on Wednesday, December 22, 2004 at 15:30 (Israel time).

     The agenda of the meeting will be as follows:

     (1)   to elect eight of our directors;

     (2)   to approve the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as our independent auditors and to authorize our board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services; and

     (3)   to discuss the Auditors’ Report and our audited Consolidated Financial Statements for the year ended December 31, 2003.

     Shareholders of record at the close of business on November 18, 2004 are entitled to notice of and to vote at the meeting. All shareholders are cordially invited to attend the Annual General Meeting in person.

     Shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided, so as to be received not later than twenty-four (24) hours before the meeting. No postage is required if mailed in the United States. Shareholders who attend the meeting may revoke their proxies and vote their shares in person.

     Joint holders of shares should take note that, pursuant to Article 32(d) of our articles of association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in our register of shareholders.

By order of the Board of Directors,
AMI EREL Chairman of the Board of Directors

RAANAN COHEN Interim President & Chief Executive Officer

SCITEX CORPORATION LTD.
3 Azrieli Center, Triangular Tower, 43rd Floor
67023 Tel Aviv, Israel

PROXY STATEMENT

2004 ANNUAL GENERAL MEETING OF SHAREHOLDERS

INTRODUCTION

     This proxy statement is furnished to our shareholders in connection with the solicitation of proxies by our board of directors for use at the 2004 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of 2004 Annual General Meeting of Shareholders. The meeting will be held on Wednesday, December 22, 2004 at 15:30 (Israel time) in the conference rooms of the IDB Group at 3 Azrieli Center, Triangular Tower, 41st Floor, Tel Aviv, Israel.

Purpose of the 2004 Annual General Meeting

     It is proposed that at the meeting resolutions be adopted: (1) to elect eight of our directors; and (2) to approve the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as our independent auditors and to authorize our board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services.

     In addition, the Auditors’ Report and our audited Consolidated Financial Statements for the year ended December 31, 2003 will be discussed at the meeting.

Voting and Proxies

     We have authorized and outstanding one class of equity securities, designated ordinary shares, with a nominal (par) value of NIS 0.12 per share. Only holders of record of our ordinary shares at the close of business on November 18, 2004, are entitled to vote at the Annual General Meeting. A form of proxy for use at the meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time prior to the commencement of the meeting by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by attending and voting in person at the meeting. Ordinary shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by us at least twenty-four (24) hours prior to the meeting, will be voted as indicated in the form, or if no preference is noted, will be voted in favor of all the matters to be presented to the meeting, as described above.

     Proxies for use at the meeting are being solicited by our board of directors and are being mailed to shareholders on or about November 24, 2004. Proxies will be solicited chiefly by mail; however, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, facsimile or other personal contact. We will bear the cost of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of our ordinary shares.

     We had outstanding on November 18, 2004, 38,066,363* ordinary shares, each of which is entitled to one vote upon each of the matters to be presented at the meeting. The holders of 33 1/3% of our outstanding ordinary shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Annual General Meeting. On all matters considered at the meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present. If, within half an hour from the time fixed for the commencement of the meeting, a quorum is not present, the meeting shall stand adjourned to Wednesday, December 29, 2004, at the same time and place.

________________
* Does not include 5,401,025 ordinary shares which are deemed issued but considered treasury shares, of which (i) 4,952,050 ordinary shares were purchased by us in June 2004 in a self tender offer, and (ii) 448,975 ordinary shares were purchased on our behalf under an approved share repurchase program established in 1998.

OWNERSHIP OF SCITEX SHARES

     The following table sets forth certain information as of November 18, 2004 (unless otherwise indicated below) concerning (i) the persons or entities known to us to beneficially own more than 5% of our outstanding ordinary shares (including shareholders known to us to be affiliated with such persons or entities) and (ii) the number of our ordinary shares beneficially owned by our directors and members of our senior management as a group:

	Ordinary Shares Beneficially Owned(1)
Name and Address	Number of Shares		Percent
Clal Electronics Industries Ltd. (“CEI”), a wholly owned	18,702,255	(3)	49.13	%(3)
subsidiary of Clal Industries and Investments Ltd. (“Clal”)(2)
3 Azrieli Center, Triangular Tower, 45th Floor
67023 Tel Aviv, Israel

Discount Investment Corporation Ltd. (“Discount”)	18,702,255	(3)	49.13	%(3)
3 Azrieli Center, Triangular Tower, 44th Floor
67023 Tel Aviv, Israel

Suny Electronics Ltd. (“Suny”)(4)	2,562,298		6.73%
46 Ben Zion Galis Street, 49277 Petach Tikva, Israel

AXA Financial, Inc (“AXA”)(5)	2,402,000		6.31%
1290 Avenue of the Americas
New York, NY 10104, USA
Mivtach Shamir Holdings Ltd.(6)	2,090,200		5.49%
4 Koyfman Street, 68012 Tel Aviv, Israel;

Ilanot Discount Ltd.(7)	387,243		1.02%
Africa-Israel House, 14 Achad Ha'am Street
65142 Tel Aviv, Israel
Clal Insurance Enterprises Holdings Ltd. (“Clal Insurance”)(8)	70,741		Less than 1%
48 Menachem Begin Road, 66184 Tel Aviv, Israel

All our directors and members of our senior management	55,000	(9)	Less than 1%
as a group (consisting of 12 persons)

________________

(1)

Percentages in this table are based on the number of outstanding ordinary shares carrying voting rights as of November 18, 2004 (namely, 38,066,363 shares). The number of shares owned by any shareholder or group named above includes the shares underlying options held by such person(s) that are exercisable within 60 days of November 18, 2004.

(2)	Clal may be deemed to share with CEI, an Israeli company, the power to vote and dispose of the Scitex shares held by CEI.

(3)

Consists of 9,409,532 ordinary shares owned by CEI and 9,292,723 ordinary shares owned by Discount, representing approximately 24.72% and 24.41% of our outstanding shares, respectively. Of the 9,292,723 ordinary shares owned by Discount, 4,880,334 shares are held through DIC Loans Ltd., an Israeli company wholly owned by Discount. Each of Clal and Discount may be deemed to share with the other the power to vote the Scitex shares held by the other by virtue of the 1980 Voting Agreement between them, as described below.

(4)

Based upon a Schedule 13D filed by Suny with the SEC on November 8, 2004 and a report received by Scitex dated November 17, 2004. Ben Dov Holdings Ltd., a company wholly owned by Mr. Ilan Ben Dov, holds 68.52% of the shares of Suny. Accordingly, Ben Dov Holdings Ltd., and Mr. Ben Dov may be deemed to share with Suny the power to vote and dispose of the Scitex shares held by Suny. Suny holds 7.46% of the shares of IDB Holding Corporation Ltd., the company that controls the parent company of Clal and Discount, as described below.

(5)

Based upon a Schedule 13G filed by AXA with the SEC on February 10, 2004, AXA claims sole voting power, as of December 31, 2003, of 2,622,000 Scitex shares, of which it had sole dispositive power of 2,402,000 shares. The majority of the shares reported are held by unaffiliated third party client accounts managed by a majority owned subsidiary of AXA, Alliance Capital Management L.P., an investment adviser.

(6)	Based upon the latest report received by Scitex. The 2,092,200 shares are held by M. Sh. N. S. Ltd., a wholly owned subsidiary of Mivtach Shamir Holdings Ltd.

(7)

Based upon the latest report received by Scitex. As of November 18, 2004, Discount and IDB Development Corporation Ltd., the parent company of Clal and Discount, owned a 45% interest in Ilanot Discount Ltd.

(8)	Based upon the latest report received by Scitex. As of November 18, 2004, Clal Insurance Enterprises Holdings Ltd. is a majority owned subsidiary of IDB Development Corporation Ltd.

(9)	Comprises 55,000 stock options exercisable into ordinary shares within 60 days of November 18, 2004.

     Clal and Discount are both controlled by IDB Development Corporation Ltd. (“IDBD”), which in turn is controlled by IDB Holding Corporation Ltd. (“IDBH”). IDBH, IDBD, Discount and Clal are all Israeli corporations and their respective shares are listed on The Tel Aviv Stock Exchange.

     Based upon reports received by us, as of November 18, 2004, IDBH is controlled by a group comprised of: (i) Ganden Investment I.D.B. Ltd. (“Ganden”), a private Israeli company controlled by Nochi Dankner (who is also the chairman of IDBH, IDBD, Clal and Discount and a director of Clal Insurance) and his sister Shelly Bergman (who is also a director of IDBH, IDBD, Clal and Discount), which holds 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments – IDB Ltd. (“Manor”), a private Israeli company controlled by Ruth Manor (whose husband, Isaac Manor, and their son, Dori Manor, are directors of IDBH, IDBD, Clal and Discount and Isaac Manor is a director of Clal Insurance), which holds 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd. (“Livnat”), a private Israeli company controlled by Avraham Livnat (one of whose sons, Zvi Livnat, is a director and executive vice president of IDBH, deputy chairman of IDBD, co-chief executive officer of Clal and a director of Discount, and another son, Shay Livnat, is one of our directors and a director of IDBD, Clal and Clal Insurance), which holds 10.34% of the equity of and voting power in IDBH. Ganden, Manor and Livnat, owning in the aggregate approximately 51.70% of the equity and voting power of IDBH, entered into a shareholders agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023. In addition, as of November 18, 2004: (a) Ganden Holdings Ltd., the parent company of Ganden, holds 3.16% of the equity of and voting power in IDBH; (b) Manor Holdings B.A. Ltd., the parent company of Manor, holds 0.04% of the equity of and voting power in IDBH; (c) Avraham Livnat Ltd., the parent company of Livnat, holds 0.04% of the equity of and voting power in IDBH; and (d) Mrs. Bergman owns, through a private company which is wholly owned by her, approximately 6.54% of the equity and voting power of IDBH.

     Based on the foregoing, IDBH and IDBD (by reason of their control of Clal and Discount), Ganden, Manor and Livnat (by reason of their control of IDBH) and Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with CEI and Discount the power to vote and dispose of Scitex shares beneficially owned by such companies (including Discount’s wholly owned subsidiary) amounting, in the aggregate, as of November 18, 2004, to 49.13% of such shares.

   1980 Voting Agreement

     On December 1, 1980, Clal (whose holdings of our shares are held by CEI), Discount and PEC Israel Economic Corporation (now a wholly owned subsidiary of Discount, but not currently holding any of our shares) entered into a Voting Agreement. Under this agreement, they agreed to vote their Scitex shares in concert with respect to the election of our directors and with respect to any ordinary resolution submitted to our shareholders. The agreement also grants rights of first refusal if one of the parties wishes to sell its Scitex shares to a third party. The agreement was for an initial term of ten years, subject to renewal for additional periods of ten years each unless and until prior notice is given by one party of its intention not to renew. The agreement was automatically renewed and is currently in effect until November 30, 2010.

PROPOSALS FOR THE 2004 ANNUAL GENERAL MEETING

ITEM 1 — ELECTION OF EIGHT DIRECTORS

     We currently have a board of ten directors, including two Outside Directors. Outside Directors are elected for a three-year term and neither of our Outside Directors is due for election at the meeting (for further details see below). The remaining eight directors are elected annually.

     We are presenting eight nominees for election as directors at the Annual General Meeting, all such nominees being current members of our board of directors. Each elected nominee will hold office until the next annual general meeting, unless his office is vacated earlier pursuant to the provisions of our articles of association or applicable law.

     Subject to all nominees being elected, our board will continue to comprise ten directors, including the two Outside Directors. The maximum number of our directors as last fixed by a decision of our shareholders is eleven. It is therefore intended that one vacancy will exist on our board of directors immediately following the Annual General Meeting. Under our articles of association, our board of directors will be entitled to fill, until the next election of directors, the vacancy existing on the board following the meeting and any other vacancies that should subsequently occur (other than in respect of Outside Directors).

     We are not aware of any reason why any of the nominees, if elected, would be unable or unwilling to serve as a director. We do not have any understanding or agreement with respect to the future election of any of the nominees named.

     The nominees, their present principal occupation or employment and the year in which each first became a director are set forth below. As of November 18, 2004, none of the nominees beneficially owned any Scitex shares.

Name	Principal Occupation or Employment	Age	Director Since
Ami Erel (a),(b)	Chairman of our board of directors; President	57	2003(c)
	and Chief Executive Officer, Discount
	Investment Corporation Ltd.

Raanan Cohen (a),(b),(d),(e)	Our Interim President and Chief Executive	37	2001
	Officer; Vice President, Discount Investment
	Corporation Ltd.

Shimon Alon	Chairman, Attunity Ltd.	54	2003

Avraham Asheri (d),(f),(g)	Economics Advisor; Director of Companies	66	2000

Avraham Fischer (b),(h)	Deputy Chairman, IDB Holding Corporation	48	2003
	Ltd.; Co-Chief Executive Officer, Clal
	Industries and Investments Ltd.

Shay Livnat (h),(j)	Chief Executive Officer, Zoe Holdings Ltd.	46	2003

Ophira Rosolio-Aharonson (d),(g)	Director of Companies	55	2000

Nachum Shamir	President & Chief Executive Officer of Kodak	50	2004
	Versamark, Inc.

________________

(a)	Nomination proposed by Discount and its wholly owned subsidiary. The nominee disclaims beneficial ownership of the Scitex shares held by Discount and its subsidiary.

(b)	Member of the remuneration committee of the board of directors (which also includes the Outside Director, Gerald Dogon).

(c)	Mr. Erel also served as a director of Scitex from January 2000 to December 2001.

(d)	Member of the financial investments committee of the board of directors (which also includes the Outside Director, Ariella Zochovitzky).

(e)	Mr. Cohen is the son of Mr. Eliahu Cohen, a member of the board of directors of Clal, Discount and IDBH, and chief executive officer and a director of IDBD.

(f)	Initially proposed for election as a director by Discount.

(g)	Member of the audit committee of the board of directors (which also includes both Outside Directors).

(h)	Nomination proposed by Clal through its wholly owned subsidiary, CEI. The nominee disclaims beneficial ownership of the Scitex shares held by CEI.

(j)	Mr. Livnat is the son of Avraham Livnat, an affiliate of IDBH, and the brother of Zvi Livnat, Co-CEO of Clal and a director of IDBH, IDBD and Discount.

     Ami Erel was appointed Chairman of our board of directors in June 2003. He has served as President and Chief Executive Officer of Discount since June 2001. From November 1999 to December 2001, he served as the Chairman and Chief Executive Officer of Elron Electronic Industries Ltd. (“Elron”). From 1997 to 1999, Mr. Erel served as President and Chief Executive Officer of “Bezeq” The Israel Telecommunications Corp. Ltd. and from 1997 to 1998, he was Chairman of the Board of Directors of PelePhone Communications Ltd. He continues to serve as Chairman of Elron and currently serves as chairman or a director of several companies, including, Property and Building Corporation Ltd. and Super-Sol Ltd. He holds a bachelors degree in electronic engineering from the Technion — Israel Institute of Technology, Haifa, Israel (the “Technion”).

     Raanan Cohen was appointed Interim President and Chief Executive Officer of Scitex in January 2004. He has also served as Vice President of Discount since August 2001, having previously served as Executive Assistant to the Chief Executive Officer of Discount from 1999. Prior to joining Discount, he was an associate with McKinsey & Company, Inc. in London from 1997. Mr. Cohen is a lawyer, admitted to the Israel Bar Association, and from 1994 to 1995 he served as an advocate with S. Horowitz & Co., an Israeli law firm. He is a director of a number of companies within the Discount group, including Cellcom Israel Ltd. and Property & Building Corporation Ltd. Mr. Cohen holds bachelors degrees in law and in economics from Tel Aviv University and a masters degree in management from J.L. Kellogg Graduate School of Management, Northwestern University, Evanston, Illinois.

     Shimon Alon is the Chairman of the Board of Directors of Attunity Ltd. He served, until June 2003, as Chief Executive Officer of Precise Software Solutions Ltd. (“Precise”), a provider of application performance management, having held such position since September 1997, and was also President of Precise from September 1997 until December 2000. He also served as a director of Precise from December 1998. Following the acquisition of Precise by Veritas Software Corp. in June 2003, Mr. Alon served as an executive advisor to Veritas until January 2004. From October 1982 to August 1996, he worked at Scitex and its subsidiaries in various executive management, sales, marketing and customer support capacities, including Senior Executive Vice President of Scitex and President of its Graphic Art Group from November 1995 to August 1996, President and Chief Executive Officer of Scitex America Corp. from May 1995 to July 1996, and Managing Director of Scitex Europe S.A. from February 1993 to May 1995. He holds a degree from the Executive Management Program at the Harvard Business School in Cambridge, Massachusetts.

     Avraham Asheri is an economics advisor. He served as President and Chief Executive Officer of Israel Discount Bank Ltd. from 1991 until 1998, having previously held the position of Executive Vice President and a Member of the Bank’s Management Committee from 1983. Prior to joining Israel Discount Bank, during a period of 23 years Mr. Asheri held various offices at the Ministries of Industry and Finance, including Director General of the Ministry of Industry and Trade, Managing Director of the Investment Center in Israel and Trade Commissioner of Israel to the United States. He is a member of the boards of directors of several companies, including Elbit Systems Ltd., Elron, Kardan Real Estate Ltd. and Discount Mortgage Bank Ltd. Mr. Asheri holds a bachelors degree in economics and political science from the Hebrew University of Jerusalem, Israel.

     Avraham Fischer is an Executive Vice President of IDBH, a Deputy Chairman of IDBD and a co-Chief Executive Officer of Clal. In addition, he is a partner of Fischer, Behar, Chen & Co., an Israeli law firm. He is the co-founder and co-Chairman of Ganden Tourism and Aviation Ltd., a company holding investments in Israeli companies, operating primarily in the field of tourism and aviation, and is the co-founder and Vice-Chairman of Ganden Holdings Ltd., a company holding investments in companies operating primarily in the fields of real estate, communications and technologies. He serves as a director of IDBD, Clal, Discount, American Israeli Paper Mills Ltd., Elron, Vyyo Inc. and several other companies. Mr. Fischer is a co-Chairman of “Matan — Your Way to Give”, a non-profit organization. He holds an LL.B. degree from Tel Aviv University, and is a member of the Israel Bar Association.

     Shay Livnat is the Chief Executive Officer of Zoe Holdings Ltd., a company he founded in 1988, which is primarily engaged in investments in telecom and high-tech companies. He is a co-Chairman of UPS Israel (United Parcel Service Israel) and UTI (Isuzu GM Trucks) Ltd. and serves as a director of Taavura Holdings Ltd. From 1988 to 1998, Mr. Livnat served as CEO of Tashtit Group. He holds a bachelors degree in electrical engineering from Fairleigh Dickinson University, New Jersey, USA.

     Ophira Rosolio-Aharonson is an executive director at several private and publicly traded high tech companies, a strategic business consultant, and a partner and advisor to several venture capital firms in Israel and in the United States. She was a co-founder of Seagull Technology, Inc. and served as CEO of Terra Computers, Inc. in the United States from 1992 to August 1999. Prior to that, Ms. Rosolio-Aharonson served as a senior executive, holding various managerial positions at Clal Computers & Technology Ltd. She is a member of the board of directors of Cimatron Ltd. and OptiSign Ltd. Ms. Rosolio-Aharonson holds a bachelors degree in applied mathematics and physics and completed courses required for a masters degree in bio-medical engineering from the Technion and is a graduate of the executive business and management program of Tel Aviv University.

     Nachum Shamir has served as the President and Chief Executive Officer of Kodak Versamark, Inc. (whose operations were previously those of Scitex Digital Printing, Inc.) and as a Vice President of Eastman Kodak Company since January 2004. From June 2003 to January 2004, Mr. Shamir served as the President and Chief Executive Officer of Scitex. From January 2001 to January 2004, he served as the President and Chief Executive Officer of Scitex Digital Printing, Inc., having previously served as its Chief Operating Officer since July 2000. Prior thereto, Mr. Shamir was Managing Director and General Manager of Scitex Digital Printing (Asia Pacific) Pte Ltd., from the incorporation of this Singapore-based company in 1994. His prior position was with the Hong Kong based Scitex Asia Pacific (H.K.) Ltd. (now Creo Asia Pacific (H.K.) Ltd.) from 1993. Mr. Shamir holds a bachelors degree in science from the Hebrew University of Jerusalem and a masters degree in public administration from Harvard University.

     The shares of Scitex do not have cumulative voting rights for the election of directors, which means that (subject to certain special requirements regarding voting for the election of an Outside Director) the holders of shares conferring more than 50% of the voting power represented in person or by proxy and voting for the election of directors at a general meeting of shareholders have the power to elect all the directors, to the exclusion of the remaining shareholders.

     Pursuant to the 1980 Voting Agreement (see above under “Ownership of Scitex Shares”), shareholders beneficially holding an aggregate of approximately 49.13% of Scitex’s outstanding shares carrying voting rights have agreed to vote their shares for election of the above nominees for director.

     It is proposed that at the meeting the following resolution be adopted (with respect to each nominee):

“RESOLVED, that each of the nominees named in Item 1 of the Proxy Statement for Scitex’s 2004 Annual General Meeting be, and he or she hereby is, elected as a director of Scitex to hold office until the next annual general meeting, unless his or her office is earlier vacated under any relevant provision of the articles of association of Scitex or applicable law.”

     Shareholders may vote for or against, or may abstain from voting, in connection with the election of each of the said nominees. The affirmative vote of a majority of the ordinary shares represented at the meeting in person or by proxy, and voting thereon, is required to elect each of the said nominees as a director.

The board of directors recommends a vote FOR the election of all the said nominees.

Outside Directors Continuing in Office

     Israeli companies whose shares are listed for trading on a stock exchange or have been offered to the public are required by the Israel Companies Law, 5759-1999 (the “Companies Law”) to elect at least two Outside Directors. To qualify as an Outside Director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the company or its affiliates, as such terms are defined in the Companies Law. In addition, no individual may serve as an Outside Director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an Outside Director. For a period of two years from termination from office, a former Outside Director may not serve as a Director or employee of the Company or provide professional services to the Company for consideration. The Outside Directors must be elected by the shareholders. The term of an Outside Director is three years and may be extended for an additional three years. All of the Outside Directors of a company must be members of its audit committee, and each other committee of a company’s board of directors empowered with powers of the board of directors is required to include at least one Outside Director.

     Our Outside Directors are Ms. Ariella Zochovitzky who was elected in December 2002, and Mr. Gerald Dogon, who was elected in December 2003. Accordingly, they continue in office until 2005 and 2006, respectively.

Committees of the Board of Directors

     Our articles of association provide that our board of directors may delegate power to one or more committees of the board, subject to the limitations and restrictions that the board may from time to time prescribe, which power of delegation is also limited by the Companies Law, which stipulates that certain powers cannot be delegated by the board of directors. Under the Companies Law, our board of directors is required to appoint an audit committee, which must be comprised of at least three directors, including all of the Outside Directors, and may not include the Chairman of the board, the Chief Executive Officer or certain other officers or a Controlling Shareholder. As our shares are listed on Nasdaq, we are also subject to Nasdaq rules which currently require us to have an audit committee of at least three independent directors, all of whom are financially literate and at least one of whom has accounting or related financial management expertise. We have also adopted an audit committee charter as required under Nasdaq rules.

     In addition to the appointment of an audit committee, the board has appointed a remuneration committee and a financial investments committee. Under the Companies Law, any committee of the board empowered with powers of the board of directors is required to include at least one Outside Director.

Alternate Directors

     Our articles of association also provide that a director may appoint another person to serve as an alternate director. To qualify as an alternate director, a person must be qualified to serve as a director but cannot be a director or the alternate director of another director. An alternate director shall have all the rights and obligations of the director who appointed him or her. An alternate director may not act for such director at any meeting at which the director who appointed him or her is present. Unless the time or scope of the appointment is limited by the appointing director, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment. At present, there are no appointments of alternate directors.

Office Holders

     The Companies Law requires disclosure by an “office holder” to the company in the event that an office holder has a direct or indirect personal interest in transactions to which the company intends to be a party, and codifies the duty of care and fiduciary duty which an office holder owes to the Company. An office holder is defined in the Companies Law as a director, managing director, chief business manager, executive vice president, vice president, other manager directly subordinate to the managing director and any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title. The Companies Law requires that certain transactions, actions and arrangements in which an office holder has a personal interest be approved by the audit committee of the company’s board of directors and by the board of directors itself. In certain circumstances shareholder approval is also required. Subject to a certain exception set forth in the Companies Law, a director who has a personal interest in a matter that is considered for approval at a meeting of the board of directors or the audit committee may not be present nor vote on any such matter.

Remuneration of Directors and Senior Management

     The following table sets forth with respect to all our directors and members of our senior management as a group, including all persons who were at any time during the period indicated directors or members of our senior management, all cash and cash equivalent forms of remuneration paid by Scitex during the fiscal year ended December 31, 2003:

	Salaries, fees, directors’ fees, commissions and bonuses	Other Benefits
All directors and members of senior management
as a group (consisting of 12 persons in 2003)	$848,405	$67,057

     In accordance with the approval of our shareholders on December 27, 2000, our Outside Directors receive annual directors’ fees and participation fees equivalent to the maximum fees that were generally permitted for each Outside Director under regulations issued pursuant to the Companies Law (which equate to approximately $10,500 per annum and a participation fee of approximately $400 per board or committee meeting), although new regulations were approved in 2003, which would, in certain circumstances, permit us to pay higher fees. Directors’ fees and participation fees of a similar amount are paid to all our other directors, other than directors who are office holders of our principal shareholders. Except as aforesaid, we did not compensate any of our other directors in 2003 (excluding compensation for directors who are also our officers).

Stock Options

     The following table sets forth, as to all our directors and members of our senior management as a group, including all persons who were at any time during the period indicated directors or members of our senior management, certain information (expressed in terms of ordinary shares of NIS 0.12 nominal value) concerning (i) options granted by Scitex between January 1, 2003 and December 31, 2003; (ii) options exercised between such dates; and (iii) unexercised options at December 31, 2003.

Granted	None*
Exercised	None
Unexercised
Unexercised number of shares	15,000
Average exercise price per share	$ 11.19

*  In September 2004, an officer of the Company received options exercisable into 120,000 ordinary shares, at an exercise price of $3.70, vesting in three equal annual installments.

ITEM2 — RE-APPOINTMENT OF INDEPENDENT AUDITORS AND FIXING THEIR
REMUNERATION

     Kesselman & Kesselman (a member of PricewaterhouseCoopers International Limited), Certified Public Accountants (Israel), serve as independent auditors of Scitex. Kesselman & Kesselman, and other accountants affiliated with PricewaterhouseCoopers, also serve as auditors of our subsidiaries. They have no relationship with us or with any of our affiliates except as auditors and, to a limited extent, as tax consultants and some other non-audit related services. Our audit committee and board of directors believe that the independence of Kesselman & Kesselman is not affected by such limited non-audit function.

     At the Annual General Meeting, the shareholders will be asked to approve the re-appointment of Kesselman & Kesselman as our independent auditors and to authorize our board of directors to delegate to our audit committee the authority to fix their compensation. With respect to the year 2003, we paid PricewaterhouseCoopers International Limited (including Kesselman & Kesselman) approximately $600,000 for auditing services, $330,000 for tax related services and approximately $30,000 for other services.

     A representative from Kesselman & Kesselman is expected to be present at the meeting and available to respond to appropriate questions from shareholders.

     It is proposed that at the meeting the following resolution be adopted:

“RESOLVED, that the reappointment of the Kesselman & Kesselman, as independent auditors of the Company until immediately following the next annual general meeting of shareholders be, and it hereby is, approved and that the board of directors be, and it hereby is, authorized to delegate to the audit committee of the board the authority to fix the remuneration of said independent auditors in accordance with the volume and nature of their services.”

     Approval of the above resolution will require the affirmative vote of a majority of ordinary shares present at the meeting, in person or by proxy, and voting on the resolution.

The board of directors recommends a vote FOR approval of this proposed resolution.

ITEM 3 — DISCUSSION OF AUDITORS' REPORT AND FINANCIAL
STATEMENTS

     At the Annual General Meeting, the Auditors’ Report and our audited Consolidated Financial Statements for the fiscal year ended December 31, 2003, will be presented for discussion, as required by the Companies Law. The said Auditors’ Report and Consolidated Financial Statements, as well as our annual report on Form 20-F (filed with the Securities and Exchange Commission on June 30, 2003), may be viewed on our website – www.scitex.com or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov. None of the Auditors’ Report, the Consolidated Financial Statements, the Form 20-F and the contents of our website form part of the proxy solicitation material.

     A representative from Kesselman & Kesselman is expected to be present at the meeting and available to respond to appropriate questions from shareholders.

     This item will not involve a vote of the shareholders.
By order of the Board of Directors,
AMI EREL Chairman of the Board of Directors
RAANAN COHEN Interim President & Chief Executive Officer

     Dated: November 24, 2004

2004 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

SCITEX CORPORATION LTD.

December 22, 2004

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

Ü  Please detach along perforated line and mail in the envelope provided.  Ü

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THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF ALL THE DIRECTORS LISTED AND “FOR” PROPOSAL 2.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE☒

			1.	To elect eight directors

					FOR	AGAINST	ABSTAIN
				i. Ami Erel	☐	☐	☐

				ii. Raanan Cohen	☐	☐	☐

				iii. Shimon Alon	☐	☐	☐

				iv. Avraham Asheri.	☐	☐	☐

				v. Avraham Fischer.	☐	☐	☐

				vi. Shay Livnat	☐	☐	☐

				vii. Ophira Rosolio-Aharonson.	☐	☐	☐

				viii. Nachum Shamir	☐	☐	☐

			2	To reappoint independent auditors and to approve the delegation to the audit committee of the authority to fix the independent auditors’ remuneration.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

Signature of Shareholder	Date:		Signature of Shareholder		Date:

Note:

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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SCITEX CORPORATION LTD.

PROXY FOR THE 2004 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 22, 2004
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

        The undersigned hereby constitutes and appoints AMI EREL, RAANAN COHEN and YAHEL SHACHAR and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all the Ordinary Shares of Scitex Corporation Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on November 18, 2004, at the 2004 Annual General Meeting of Shareholders (the “Annual Meeting”) to be held at the conference rooms of the IDB Group at Azrieli Center, Triangular Tower, 41st Floor, Tel Aviv, Israel, on December 22, 2004 at 3:30 p.m. (Israel time), and at any and all adjournments thereof on the following matters, which are more fully described in the Notice of 2004 Annual General Meeting of Shareholders and Proxy Statement relating to the Annual Meeting.

The undersigned acknowledges receipt of the Notice of 2004 Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Annual Meeting.

(Continued and to be signed on the reverse side)

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